UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU ANNOUNCES 2020 ANNUAL REPORT FILING

(Santiago, Chile, March 29th, 2021) – Compañía Cervecerías Unidas S.A. ("CCU") has published today, for those interested, its 2020 Annual Report. This document, only available in Spanish, can be found on CCU´s website via the following link:

CCU’s 2020 Annual Report

At any time, there are sufficient copies of the Annual Report available for shareholders´ enquiries at the CCU office located on Avenida Vitacura N° 2670, 23rd floor, Las Condes, Santiago.

Additionally, on February 22nd 2021, CCU published its Audited Consolidated Financial Statements corresponding to the fiscal year 2020. These can be found via the following link:

CCU’s 2020 Financial Statements

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: March 29, 2021